Mail Stop 4561
	 								June 1, 2006

VIA U.S. MAIL AND FAX (504) 471-6291

Mr. Guy M. Cheramie
Chief Financial Officer
Sizeler Property Investors, Inc.
2542 Williams Blvd.
Kenner, LA  70062

      Re:	Sizeler Property Investors, Inc.
      	Form 10-K for the year ended December 31, 2005
      	Filed March 16, 2006
      File No. 1-09349

Dear Mr. Cheramie:

      We have reviewed your response letter filed April 28, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 7. Management`s Discussion and Analysis, page 20

Results of Operations, page 22

1. We have reviewed your response to comment #3. Please confirm that in future filings you will provide the disclosures related to changes in the carrying amount of goodwill during the period and goodwill impairment required by paragraphs 45 and 47 of SFAS 142, respectively.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3498.

     Sincerely,



           Linda van Doorn
     Senior Assistant Chief Accountant


Mr. Guy M. Cheramie
Sizeler Property Investors, Inc.
June 1, 2006
Page 1